UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170028

DIVISION OF
CORPORATION FINANCE

January 9, 2017

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.

Dear Ms. Dropkin:

This is in regard to your letter dated January 9, 2017 concerning the shareholder proposal submitted by Harrington Investments, Inc. for inclusion in Citigroup's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Citigroup therefore withdraws its December 16, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
dropkins@citi.com

citi

January 9, 2017

BY E-MAIL [shareholderproposals@sec.gov]
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Harrington Investments, Inc.

Dear Sir or Madam:

This letter relates to a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by Harrington Investments, Inc. (the "Proponent"). In a letter dated December 16, 2016, the Company requested that the Staff of the Division of Corporation Finance concur that the Company could exclude the Proposal from its proxy materials for its 2017 annual meeting of stockholders pursuant to Rule 14a-8 of the rules and regulations promulgated under the Securities Exchange Act of 1934.

Enclosed is a statement of withdrawal from John Harrington, the President and CEO of the Proponent, dated January 4, 2017, stating that the Proponent is withdrawing his Proposal. In reliance upon this letter, the Company hereby withdraws its December 16, 2016 no-action request relating to the Proposal.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, California 94559
707-252-6166 (t)
707-257-7923 (f)

ENCLOSURE 1

WITHDRAWAL STATEMENT FROM HARRINGTON INVESTMENTS, INC.

WITHDRAWAL OF STOCKHOLDER PROPOSAL

I, John Harrington, President and CEO of Harrington Investments, hereby agree to withdraw the shareholder proposal submitted to Citigroup for consideration at its 2017 Annual Meeting. I am withdrawing the proposal because a similar proposal, presented by John Chevedden, will be included in Citigroup's Proxy Statement for the 2017 Annual Meeting.

John Harrington
President and CEO, Harrington Investments

Dated: January 4, 2017

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 16, 2016

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Harrington Investments, Inc.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Harrington Investments, Inc. (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2017 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2017 annual meeting of stockholders. The Proponent's mailing address and telephone and fax number, as stated in the correspondence of the Proponent, is listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(11).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2017 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2017 Proxy Materials. The Company intends to file its 2017 Proxy Materials on or about March 15, 2017.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the proposal from its 2017 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, California 94559
707-252-6166 (t)
707-257-7923 (f)

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

HARRINGTON
INVESTMENTS, INC.

November 2, 2016

Citigroup, Inc.
388 Greenwich Street
New York, NY 10013
Attention: Rowan Weerasinghe,
Corporate Secretary

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in Citigroup, Inc., I am filing the enclosed shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in the Citigroup, Inc. Proxy Statement for the 2017 annual meeting of shareholders.

I am the beneficial owner of at least $2,000 worth of the Citigroup, Inc. Company stock. I have held the requisite number of shares for over one year, and plan to hold sufficient shares in Citigroup, Inc. through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington
President
Harrington Investments, Inc.

CITIGROUP, INC.

Whereas, our Company's board of directors, upon the recommendation of the Nomination, Governance, and Public Affairs Committee, is responsible for the form and amount of director compensation;

Whereas, the Personnel and Compensation Committee of the Board is responsible for determining the compensation and incentives of the Chief Executive Officer and other members of senior management and certain highly compensated employees;

Whereas, our Company has engaged in business conduct that has created systemic risk and that has been harmful to many stakeholders, especially our customer base;

Whereas, our Company has paid out in excess of 15 billion dollars in fines and penalties, penalizing shareholders, while senior management and directors have largely escaped financial hardship and individual and collective responsibility;

Whereas, since the beginning of 2010, major United States and foreign banks have paid over 160 billion dollars in penalties (fines and settlements) to resolve cases brought against them by the Justice Department and federal regulatory agencies, many of these cases involving systemic risk and widespread harm to banking consumers;

Whereas, in the Final Report of the National Commission on the Causes of the Financial and Economic Crisis in the United States submitted to Congress in January 2011, the majority of the members concluded, among other things, that there were "dramatic failures of corporate governance and risk management at many systemically important financial institutions . . ." including ". . . there was a systematic breakdown in accountability and ethics."

Whereas, after nearly a decade since the financial crisis, some firms continue to experience systematic breakdowns manifested through significant violations due to poor cultures of compliance;

Whereas, Better Bankers, Better Banks: Promoting Good Business Through Contractual Commitment called for a covenant between financial executives and their bank, requiring personal liability for a portion of any fines and fraud-based judgments the bank enters into, including legal settlements;

Resolved, that shareholders request the board of directors issue a report reviewing senior executive compensation, to assess the feasibility, above and beyond matters of legal compliance, of requiring senior executives to enter a covenant as part of the contract renewal process in which they would be required, regardless of their personal fault, to pay a portion of any fine or penalty imposed during the contract period on the corporation by federal or state regulators or courts for activities which pose systemic risk or which are harmful to consumers.

Supporting Statement

A no-fault contractual agreement between Citigroup and its management may place individual responsibility on executives and their colleagues to curb behavior that creates systemic risk or substantially harms consumers, the result of which often results in losses to shareholders. Such a covenant between our bank and management could not only motivate senior management to be personally responsible for monitoring their own behavior, but also to be on the alert for colleagues' misbehavior and unethical activities.

Paula F. Jones
Assistant Secretary
& Associate General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 3863
jonesp@citi.com

citi

VIA UPS and Email

November 8, 2016

John Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2017.

Very truly yours,

Paula F. Jones
Assistant Secretary and
Associate General Counsel, Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges the Company's Board of Directors to study the feasibility of requiring senior executives to pay part of certain fines or penalties imposed on the Company by governmental authorities. The Proposal provides as follows:

> **Resolved**, that shareholders request the board of directors issue a report reviewing senior executive compensation, to assess the feasibility, above and beyond matters of legal compliance, of requiring senior executives to enter a covenant as part of the contract renewal process in which they would be required, regardless of their personal fault, to pay a portion of any fine or penalty imposed during the contract period on the corporation by federal or state regulators or courts for activities which pose systemic risk or which are harmful to consumers.

THE PROPOSAL SUBSTANTIALLY DUPLICATES ANOTHER PROPOSAL PREVIOUSLY SUBMITTED TO THE COMPANY.

The Proposal may be excluded from the 2017 Proxy Materials under Rule 14a-8(i)(11) because the proposal substantially duplicates another proposal previously submitted to the Company. Under Rule 14a-8(i)(11), a company may exclude a stockholder proposal "if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."[1]

The Company received the Proposal on November 2, 2016. Prior to that date, the Company received a proposal from John Chevedden on October 20, 2016 (the "Chevedden Proposal")[2] that the Company expects to include in its 2017 Proxy Materials. The Chevedden Proposal provides:

> RESOLVED, that shareholders of Citigroup Inc. urge the Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to

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1 *See* 17 C.F.R. § 240.14a-8(i)(11).

2 *See* Enclosure 3.

shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that stockholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other.[3] The test under Rule 14a-8(i)(11) for substantially duplicative proposals is whether the core issues the proposals seek to address are substantially the same.[4] A proposal need not be identical to a previously submitted proposal in order to be excludable under Rule 14a-8(i)(11); rather, the Staff traditionally has looked to whether the proposals present the same "principal thrust" or "principal focus."[5]

The Proposal seeks to address the same core issues and has the same principal thrust and principal focus as the Chevedden Proposal.

- Both proposals focus on no-fault forfeiture of executive compensation. Each of the proposals contemplates that executives would forfeit a portion of their compensation in order to satisfy monetary penalties assessed against the Company regardless of whether the executive was personally responsible or at fault for the wrongdoing or violation of law resulting in the penalty.

- Both proposals focus on the fact that the stockholders of the Company, and not the Company's executives, currently bear the burden of any penalty imposed on the Company. Each proponent is focused on shifting this risk of loss from the Company's stockholders to its executives.

- Both proposals also focus on the fact that no-fault forfeiture of executive compensation incentivizes executives to monitor the conduct and behavior of their colleagues. Each proponent is focused on increased monitoring of colleagues as a tool to potentially decrease the likelihood of monetary penalties resulting from wrongdoing or violations of law.

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3 *SEC Release No. 34-12598* (July 7, 1976).

4 *Chevron Corp.* (avail. Mar. 21, 2011).

5 *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993); *see also Caterpillar Inc.* (avail. Mar. 25, 2013); *Chevron Corp.* (avail. Mar. 21, 2011); *Proctor & Gamble Co.* (avail. July 21, 2009).

Comparison of Proposals		
Core Issues / Thrust & Focus	**The Proposal/Supporting Statement**	**The Chevedden Proposal/Supporting Statement**
No-fault forfeiture policy	[R]equiring senior executives to enter a covenant as part of the contract renewal process in which they would be required, regardless of their personal fault, to pay a portion of any fine or penalty imposed during the contract period on the corporation by federal or state regulators or courts	[A] substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer.
Stockholders currently bear the risk of loss from monetary penalties	Whereas, our Company has paid out in excess of 15 billion dollars in fines and penalties, penalizing shareholders, while senior management and directors have largely escaped financial hardship and individual and collective responsibility[.]	On July 14, 2014, the Department of Justice "announced a $7 billion settlement with Citigroup Inc. . . . ." This monetary penalty was borne by Citi shareholders who were not responsible for this unlawful conduct. Citi employees committed these unlawful acts. They did not contribute to this penalty payment, but instead undoubtedly received bonuses.
No-fault forfeiture incentivizes executives to monitor colleagues' behavior	Such a covenant between our bank and management could not only motivate senior management to be personally responsible for monitoring their own behavior, but also to be on the alert for colleagues' misbehavior and unethical activities.	President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management . . . would forfeit their performance bond . . . . Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues.

While the two proposals share the same principal thrust and focus, the Chevedden Proposal is, in minor respects, broader than the Proposal. A proposal may be excluded from a company's proxy materials under Rule 14a-8(i)(11) if the earlier submitted proposal subsumes the later proposal.[6] That is true here. The Chevedden Proposal is broader in scope than the Proposal in two respects. First, the Proposal would have senior executives provide payment if the regulatory or judicial fines or penalties arise from "activities that pose systemic risk or which are harmful to consumers." The Chevedden Proposal covers these types of activities and others

[6] *See, e.g., General Electric Co.* (avail. Jan. 23, 2013) (concurring with the exclusion of a proposal to adopt a policy that the company no longer pay dividends or dividend equivalent payments to senior executives for unvested shares as substantially duplicative of an earlier proposal requesting that the company cease all "Executive Stock Option Programs, and Bonus Programs"); *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a proposal requesting a policy requiring senior executives to hold at least 75% of shares acquired through equity compensations programs until two years after their termination or retirement as substantially duplicative of an earlier proposal in which a similar policy was one of the many requests made).

by more broadly requiring payment by senior executives for "any monetary penalty associated with any violation of law." Second, the Proposal narrowly seeks a report on the feasibility of requiring senior executives to make payments in connection with fines and penalties. The Chevedden Proposal asks for these payments to be made by senior executives through an immediate amendment to the Company's current General Clawback policy: taking that action would obviate the need for the report urged by the Proponent.[7] Stockholder adoption of the Chevedden Proposal would therefore accomplish the more modest objectives of the Proposal and seek broader action on the same topic of imposing payment obligations on senior executives to reduce the likelihood of fines and penalties.

For the foregoing reasons, the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11).

CONCLUSION

For the foregoing reasons, the Company believes that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11).

10622286

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[7] The Staff has also determined that two proposals may be substantially similar to each other for purposes of Rule 14a-8(i)(11) even if one proposal asks for a report while the other proposal seeks more immediate action. *See*, *e.g.*, *General Motors Corp.* (avail. Mar. 13, 2008) (concurring with the exclusion of a proposal requesting "that a committee of independent directors . . . assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" as substantially duplicative of an earlier proposal requesting that "the Board of Directors publicly adopt quantitative goals . . . for reducing total greenhouse gas emissions from the company's products and operations" and report to stockholders the plans to achieve such goals); *Chevron Corp.* (avail. Mar. 23, 2009) (concurring with the exclusion of a proposal requesting a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" as substantially duplicative of an earlier proposal requesting that the company "publicly adopt quantitative, long-term goals . . . for reducing total greenhouse gas emissions" and report to stockholders its plans to achieve such goals); *Caterpillar Inc.* (avail. Mar. 25, 2013) (concurring with the exclusion of a proposal requesting a report on the company's "process for [identifying] and analyzing potential and actual human rights risks of Caterpillar's products, operations and supply chain" as substantially duplicative of an earlier proposal requesting the company's board of directors "review and amend, where applicable, [the company's] policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards" and post a summary of the review on the company's website).

ENCLOSURE 3

CHEVEDDEN PROPOSAL

[C: Rule 14a-8 Proposal, October 20, 2016]
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Proposal [4] – Clawback Amendment

RESOLVED, that shareholders of Citigroup Inc. urge the Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

On July 14, 2014, the Department of Justice "announced a $7 billion settlement with Citigroup Inc. to resolve . . . claims related to Citigroup's conduct in the . . . issuance of residential mortgage-backed securities (RMBS) prior to Jan. 1, 2009. The resolution includes a $4 billion civil penalty – the largest penalty to date under the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA). . . . Citigroup acknowledged it made serious misrepresentations to the public." This monetary penalty was borne by Citi shareholders who were not responsible for this unlawful conduct. Citi employees committed these unlawful acts. They did not contribute to this penalty payment, but instead undoubtedly received bonuses.

In 2014, Citi refined its clawback policies. In addition to recouping incentive compensation for employees who violate the law, the Compensation Committee "may also cancel awards if an employee failed to supervise individuals who engaged in such behavior."

This refinement is welcome. It reflects that the Board agrees that compensation serves as an appropriate tool for deterrence and that restrictions should apply more broadly than simply to those determined to have violated the law. The further refinement here in this resolution can help strengthen Citi's policy by making compliance with the law a group concern.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management . . . would forfeit their performance bond. . . . Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues. . . . Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value:

Clawback Amendment – Proposal [4]

[The line above is for publication.]